# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alithya Group inc, CIK 0001734520
CUSIP: 01643B106
Title of class of securities: Class A subordinate voting stock
Address of issuer's principal executive offices: 700, Rene-Levesque Boulevard West, Suite 400, Montreal, Quebec, Quebec Canada (A8), H3B1X8
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001735513

## Reporting persons
- Claret Asset Management Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 3,589,055; shared voting power 0; sole dispositive power 3,589,055; shared dispositive power 0; aggregate amount beneficially owned 3,589,055 (3.89% of the class)

## Item 1. Issuer
Name of issuer: Alithya Group inc
Address of issuer's principal executive offices: 700, Rene-Levesque Boulevard West, Suite 400, Montreal, Quebec, Canada H3B1X8

## Item 2. Person Filing
Name of person filing: Claret Asset Management Corporation ("CAMC")
Address of principal business office or, if none, residence: 900 de Maisonneuve O., Suite 1900, Montreal, Quebec, Canada H3A 0A8
Citizenship: Quebec, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,589,055
Percent of class: 3.89 %
Sole power to vote or to direct the vote: 3,589,055
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,589,055
Shared power to dispose or to direct the disposition:
0

Percent of class is based on (i) the number of Common Shares that may be deemed to be beneficially owned by CAMC as of December 31, 2025, and (ii) 92,363,474 Subordinated Voting Shares issued and outstanding as of November 12, 2025, as reported by the issuer in its Management's Discussion and Analysis of Financial Condition and Results of Operations filed as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive proceeds from the sale of securities reflected herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Claret Asset Management Corporation: /s/ Brian Kwok, Brian Kwok/Chief Operating Officer / Chief Compliance Officer (02/10/2026)